Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Technologies Limited - Filing of the red herring prospectus (“RHP”)

Mumbai, November 13, 2023: Tata Technologies Limited, a subsidiary of Tata Motors Limited (the “Company/TML”) had filed a draft red herring prospectus (“DRHP”) dated March 9, 2023 with the Securities and Exchange Board of India for an initial public offering (“IPO”).

We now wish to inform you that the Company has been informed by Tata Technologies Limited that it has filed on November 13, 2023, the RHP dated Monday, November 13, 2023 with the Registrar of Companies, Maharashtra at Pune . This IPO is an Offer For Sale (“Offer”) of upto 60,850,278 equity shares for cash (“Equity Shares”), comprising of offer for (a) up to 46,275,000 Equity Shares by the Company; (b) up to 9,716,853 Equity Shares by Alpha TC Holdings Pte. Ltd.; and (c) up to 4,858,425 Equity Shares by Tata Capital Growth Fund I, each representing up to 11.41%, 2.40%, and 1.20%, respectively of the paid-up Equity Share Capital of Tata Technologies Limited.

This IPO provides, inter alia, a reservation of up to 6,085,027 Equity Shares, i.e., 10% of the Offer, for

subscription by eligible shareholders of TML, i.e., Individuals and HUFs who are the public equity shareholders (including shareholders holding Ordinary Shares and ‘A’ Ordinary Shares in TML and excluding such persons who are not eligible to invest in the Offer under applicable laws, rules, regulations and guidelines) as on the date of the filing of the RHP, i.e., Monday, November 13, 2023.

This IPO will be open for subscription by the public on Wednesday, November 22, 2023 and shall close on Friday, November 24, 2023.

This is for the information of the Exchange and the members.

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian

Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

[Disclaimer: Tata Technologies Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its equity shares (“Equity Shares”) and has filed the RHP with the RoC. The RHP is available on the website of the Securities and Exchange Board of India (“SEBI”) at www.sebi.gov.in as well as on the websites of the book running lead managers, JM Financial Limited, Citigroup Global Markets India Private Limited and BofA Securities India Limited at www.jmfl.com, www.online.citibank.co.in/rhtm/citigroupglobalscreen1.htm and https://business.bofa.com/bofas-india, respectively, the website of the National Stock Exchange of India Limited at www.nseindia.com and the website of the BSE Limited at www.bseindia.com, respectively. Potential investors should note that investment in Equity Shares involves a high degree of risk and for details relating to such risk, see “Risk Factors” beginning on page 34 of the RHP. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision.

No communication and no information in respect of this transaction may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required (other than India). The issue, subscription for or purchase of Tata Technologies Limited’s Equity Shares may be subject to specific legal or regulatory restrictions in certain jurisdictions. Tata Technologies Limited assumes no responsibility for any violation of any such restrictions by any person.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction where it is unlawful to do so. This announcement may not be published, forwarded or distributed, directly or indirectly, in the United States or in any other jurisdiction where it is unlawful to do so.

The Equity Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other applicable law of the United States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the Equity Shares are only being offered and sold (a) to persons in the United States that are “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act (“Rule 144A”)) in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act in reliance on Rule 144A and (b) outside the United States in “offshore transactions” (as defined in Regulation S) in reliance on Regulation S and the applicable laws of the jurisdiction where those offers and sales occur. There will be no public offering of the Equity Shares in the United States.]

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.